Notification of cessation of +securities Notification of cessation of +securities 1 / 4 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Monday October 16, 2023 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 1,195,000 Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied 30/09/2023 MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 216,666 Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied 31/07/2023 Refer to next page for full details of the announcement

Notification of cessation of +securities Notification of cessation of +securities 2 / 4 Part 1 - Announcement Details 1.1 Name of +Entity MESOBLAST LIMITED We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ABN Registration Number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 16/10/2023 New announcement

Notification of cessation of +securities Notification of cessation of +securities 3 / 4 Part 2 - Details of +equity securities or +debt securities that have ceased ASX +Security Code and Description MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES Unquoted +equity securities that have ceased Number of securities that have ceased 1,195,000 Reason for cessation Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied Date of cessation 30/9/2023 Is the entity paying any consideration for the cessation? Any other information the entity wishes to notify to ASX about the cessation? ASX +Security Code and Description MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES Unquoted +equity securities that have ceased Number of securities that have ceased 216,666 Reason for cessation Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied Date of cessation 31/7/2023 Is the entity paying any consideration for the cessation? Any other information the entity wishes to notify to ASX about the cessation? No No

Notification of cessation of +securities Notification of cessation of +securities 4 / 4 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 814,204,825 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 48,972,655 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 1,769,669 MSBAJ : INCENTIVE RIGHTS 1,500,000 MSBAQ : ADS WARRANTS 2 455,000 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.